

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Via E-mail
Michael Hill
Chief Executive Officer
Gemini Explorations, Inc.
Suite 504-1015 East Sunrise Blvd.
FT. Lauderdale FL 33304

> **Re:** **Gemini Explorations, Inc.**
> **Schedule 14A**
> **File No. 0-52399**
> **Filed March 14, 2011**

Dear Mr. Hill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not filed Form 10-K for the fiscal year ended April 30, 2010 or Form 10-Qs for the quarterly periods ended October 31, 2009, January 31, 2010, July 31, 2010, October 31, 2010 or January 31, 2011. We remind you of your reporting obligations under Section 13 of the Securities Exchange Act of 1934 and the filing deadlines of Form 10-K and Form 10-Q. Please also note that a Form 12b-25 is required to be filed when a periodic filing will be filed late. Please tell us when you plan to file all of your delinquent periodic reports. Otherwise, please consider whether you are eligible to terminate your registration under the Securities Exchange Act of 1934. Please note that we will not proceed with the review of your preliminary proxy statement until you fulfilled your reporting obligations under Sections 13 of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: William Macdonald